Powerbridge Technologies Co., Ltd.

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

February 19, 2019

VIA EDGAR

Diane Fritz

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Powerbridge Technologies Co., Ltd.
Registration Statement on Form F-1
Filed January 4, 2019
File No. 333-229128

Dear Ms. Fritz:

Powerbridge Technologies Co., Ltd. (the “Company”, “Powerbridge,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 6, 2019 regarding our Registration Statement on Form F-1 previously submitted on September 26, 2018 and amended on November 6, 2018, December 10, 2018, and January 4, 2019 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 filed publicly accompanying this Response Letter is referred to as Form F-1.

Please note that new language we are including in Form F-1 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as ~~strikethrough~~ font.

Registration Statement on Form F-1

Executive Compensation

Summary Compensation Table, page 99

1.	Please revise the table to include information for the last full fiscal year, i.e. December 31, 2018. Refer to Item 6.B of Form 20-F.

Response: In response to the Staff’s comment we have revised the disclosure of executive compensation table on page 99 of Form F-1 to include the information for the fiscal year ended December 31, 2018 as follows:

Summary Compensation Table

The following table shows the annual compensation paid by us for the years ended December 31, 2018 and 2017 ~~and 2016~~.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Ban Lor/CEO (1)	2018	$151,057	$-	$-	$151,057
	2017	$93,329	$-	$-	$93,329

Stewart Lor/CFO (2)	2018	$60,423	$-	$-	$60,423
	2017	$-	$-	$-	$-

Nanfang Li/Chief Strategy Officer (3)	2018	$40,785	$-	$4,079	$44,864
	2017	$-	$-	$-	$-

Xiuhe Jiang/Chief Product Officer (4)	2018	$46,767	$-	$3,474	$50,242
	2017	$39,186	$-	$22,589	$61,775

Tianfei Feng/Chief Research and	2018	$47,704	$-	$5,287	$52,991
Development Officer (5)	2017	$10,757	$-	$3,073	$13,830

(1)	Appointed Chairman, President and CEO effective as of August 2018.
(2)	Appointed CFO effective as of August 2018.
(3)	Appointed Chief Strategy Officer effective as of August 2018.
(4)	Appointed Chief Product Officer effective as of August 2018. All other compensation amounts represent bonus payments in 2016 and 2017.
(5)	Appointed Chief Research and Development Officer as of August 2018. All other compensation amounts represent bonus payment in 2017.

Consolidated Financial Statements, page F-1

2.	Prior to requesting acceleration of effectiveness, please revise to include updated audited financial statements. Refer to Item 8.A.4 of Form 20-F.

Response: In response to the Staff’s comment, we have prepared a letter requesting the Commission to waive the requirement of Item 8.A.4 of Form 20-F in the form of Exhibit A attached hereto. The Company is also filing such waiver request letter as an exhibit to the Form F-1 pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at 917-512-0827.

Very truly yours,

/s/ Ban Lor
Name: Ban Lor Title: CEO

cc:	Hunter Taubman Fischer & Li LLC

Exhibit A

Request for Waiver and Representation under Item 8.A.4 of Form 20-F

Powerbridge Technologies Co., Ltd.

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

February 19, 2019

VIA EDGAR

Diane Fritz

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Powerbridge Technologies Co., Ltd.
Registration Statement on Form F-1
Filed January 4, 2019
File No. 333-229128
Request for Waiver and Representation under Item 8.A.4 of Form 20-F

Dear Ms. Fritz:

The undersigned, Powerbridge Technologies Co., Ltd. (the “Company”, “Powerbridge,” “we”, “us” or “our”), a foreign private issuer organized under the laws of the Cayman Islands, is submitting this letter via EDGAR to the Securities and Exchange Commission (the “Commission”) in connection with the Company’s filing on the date hereof of its amended registration statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering and listing in the United States of the Company’s ordinary shares.

The Company has included in the Registration Statement its audited consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, as of December 31, 2017 and 2016 and for each of the two fiscal years ended December 31, 2017 and 2016, and unaudited interim consolidated financial statements as of June 30, 2018 and for each of the six-month periods ended June 30, 2018 and 2017.

The Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering (the “12-Month Requirement”). See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-Month Requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) by the staff of the Division of Corporation Finance of the Commission (the “Staff”) at Section III. B. c, in which the Staff notes that: “the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.”

In connection with this waiver request, the Company represents to the Commission that:

1.	The Company is not currently a public reporting company in any jurisdiction;
2.	The Company is not required by any jurisdiction outside the United States to prepare consolidated financial statements audited under any generally accepted auditing standards for any interim period;
3.	Full compliance with Item 8.A.4 of Form 20-F at present is impracticable and involves undue hardship for the Company;
4.	The Company does not anticipate that its audited financial statements for the fiscal year ended December 31, 2018 will be available until April 30, 2019; and
5.	In no event will the Company seek effectiveness of the Registration Statement if its audited financial statements are older than 15 months at the time of the Company’s initial public offering.

The Company is filing this letter as an exhibit to the Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

Thank you for your consideration of the Company’s request, which we hope will be acceptable to the Chief Accountant. If additional information would be helpful in your analysis of the Company’s request or you have any questions or comments regarding the information in this letter, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at 917-512-0827.

Very truly yours,

/s/ Ban Lor
Name: Ban Lor
Title: CEO

cc:	Louis Taubman
Hunter Taubman Fischer & Li LLC